Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

BY FEDERAL EXPRESS
Pam Howell, Esq.
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549 - 7010

Received SEC
FEB 04 2008
Washington, DC 20549

February 1, 2008

Re: WFG Real Estate Income Fund, LLC
Amendment to Offering Statement on Form 1-A Filed January 18, 2008
File No. 24-10163

Dear Ms. Howell:

We have the responses set forth below to the comments set forth in your letter of January 30, 2008. We have clearly marked by large black numerals on the enclosed filing exactly where the changes have been made in response to your comments. Please note that we have changed the name of the Issuer to Raike Real Estate Income Fund, LLC. Our responses are as follows:

1. We have revised the language. Please see Part I – Notification.

2. We have revised the language. Please see "Plan of Distribution."

3. We have revised the language to make it clear that the Fund is not investing in stock. See "Risk Factors"; "Business of the Fund"; and "Federal Income Tax Considerations."

4. Please see revised language under "Business of the Fund."

5. Please see revised language under "Business of the Fund." The Fund's specific business purpose is to invest in commercial and real estate property. The Fund is not a "blank check company. A "blank check company" is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, other entity, or person. *http://www.sec.gov/answers/blankcheck.htm*.

6. Please see revised language under "Business of the Fund."

7. Please see revised language under "Business Plan and "Use of Proceeds."

8. Please see revised language under "Business of the Fund."

9. The language has been deleted.

10. Please see revised language under "Risk Factors."

11. The Fund's Operating Plan has been removed from the filing. We understood comment 7 of your letter dated December 17, 2007, to require this document as part of the filing.

12. Please see revised language under "Risk Factors" and "Plan of Distribution."

13. The language has been deleted.

If there is anything further you need, please let us know.

Sincerely,



Geoffrey T. Chalmers

cc: William J. Raike